EXHIBIT NO. 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2009

	Shares	Earnings Per Share
	(In Thousands)

Basic Weighted Average Shares Outstanding	7,213	$(2.85)

Diluted
Average Shares Outstanding
Common Stock Equivalents	-

	7,213	$(2.85)

	Year Ended December 31, 2008

Basic Weighted Average Shares Outstanding	7,199	$0.28

Diluted
Average Shares Outstanding	-
Common Stock Equivalents	-

	7,199	$0.28